UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: November 26, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

23 November 2012

CSR plc (“CSR” or “the Company”)

Transfer of own shares out of Treasury

On Thursday 22 November 2012, pursuant to the allotment of shares to certain employees in accordance with the rules of the CSR plc Share Option Plan, the Company has transferred out of shares held in treasury in the aggregate 7,400 ordinary shares of 0.1p each. This represents less than 0.1 per cent of CSR’s current issued ordinary share capital.

Following the transfer, 16,207,288 ordinary shares of 0.1p each are currently held by CSR in treasury and 214,283,915 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc	Tel: +44 (0) 1223 692 000
Will Gardiner, Chief Financial Officer
Jeff Torrance, Investor Relations Director